

March 28, 2023

Sin Yi Cheng
President and Director
Protopia Global Holdings Inc.
Room 1116, 11/F, Star House, 3 Salisbury Road
Tsim Sha Tsui, Kowloon
Hong Kong

> **Re: Protopia Global Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 15, 2023**
> **File No. 333-269343**

Dear Sin Yi Cheng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your revised disclosure in response to comment 4. Please expand your disclosure in the prospectus summary to also include a description of the permissions that you or your subsidiary are required to obtain from Hong Kong and Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiary's operations, and state affirmatively whether you have received all requisite permissions or approvals

and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also disclose that you relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals required to operate your business and to offer securities to investors. We note that you currently include this requested disclosure on the cover page and in the risk factors. Please include it in the prospectus summary as well.

Risk Factors
Risks Related to This Offering and the Ordinary Shares
Our officers and directors currently hold and will continue to hold a sufficient total outstanding voting power..., page 37

2.   We note your disclosure that your officers and directors will collectively own an aggregate of over 50% of the total voting power of your outstanding ordinary shares upon completion of the offering, and that they may take actions which are not in your best interests. Please reconcile this disclosure with the disclosure on page 66 which states that your directors owe a fiduciary duty to you under Cayman Islands law, including that they must "act in what they consider in good faith to be in our best interests."

Regulations, page 55

3.   We note your revised disclosure in response to comment 14 and reissue in part. Please disclose how the Hong Kong Personal Data (Privacy) Ordinance applies to your business and the efforts you have undertaken to comply with the regulation. Please revise consistent with Item 101(h)(4)(viii) and (ix) of Regulation S-K.

General

4.   We note that you relied on the opinion of PRC counsel throughout your registration statement. Please provide a consent of counsel as an exhibit.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services